Exhibit (a)(1)(C)

Exhibit (a)(1)(C)

NAVIOS MARITIME HOLDINGS INC.

Offer to Exchange

Common Stock and/or Cash

For

Any and All of the Outstanding American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock

and

Any and All of the Outstanding American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock

and

Consent Solicitation Statement to Adopt the Proposed Amended and Restated Certificates of Designation for each such series of Preferred Stock

THE OFFER AND CONSENT SOLICITATION AND WITHDRAWAL RIGHTS WILL EXPIRE AT

11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 17, 2016

UNLESS EXTENDED OR TERMINATED BY US.

September 19, 2016

To Brokers and Other Securities Intermediaries:

Navios Maritime Holdings Inc. (“Navios Holdings,” the “Company,” “our,” “we” or “us”) is offering to exchange (i) newly issued shares of Common Stock, par value $.0001 per share, of Navios Holdings (the “Common Stock”) and/or (ii) cash, for (x) any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and (y) any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”), upon the terms and conditions set forth in the Offer to Exchange, dated September 19, 2016 (the “Offer to Exchange”) and in the related Letters of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, collectively constitute the “Exchange Offer”).

If all conditions to the Exchange Offer are satisfied or waived, the Company will acquire all Series G ADSs or Series H ADSs from all tendering holders. Any Series G ADSs or Series H ADSs not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Exchange Offer. In addition, the tender by a holder of Series G ADSs or Series H ADSs pursuant to this Exchange Offer will constitute the granting of consent by such holder to the proposed amended and restated Series G Preferred or Series H Preferred certificate of designation, as applicable.

The Exchange Offer is conditioned upon, among other things, at least 66 2/3% of the Series G ADSs and/or 66 2/3% of the Series H ADSs and related consents having been validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer. The description of the Exchange Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Exchange Offer set forth in the Offer to Exchange and the Letters of Transmittal.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS. THE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 17, 2016, OR SUCH OTHER DATE TO WHICH THE OFFER MAY BE EXTENDED.

In connection with the Exchange Offer, please forward copies of the enclosed materials to your clients for whom you hold Series G ADSs or Series H ADSs. For your information and for forwarding to your clients, we are enclosing the following documents:

1.	Offer to Exchange, dated September 19, 2016;

2.	a separate Letter of Transmittal for Series G ADSs and Series H ADSs for your use and for the information of your clients; and

3.	a form of letter that may be sent to your clients for whose accounts you hold Series G ADSs or Series H ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer.

Participants of The Depository Trust Company (the “DTC”) will be able to execute tenders through the DTC’s automated system. No guaranteed delivery procedures are being offered in connection with the Exchange Offer.

Georgeson LLC is acting as Information Agent, and The Bank of New York Mellon is acting as Exchange Agent in connection with the Exchange Offer. The Information Agent may contact holders of Series G ADSs or Series H ADSs by mail, telephone, facsimile and personal interviews and may request brokers and securities intermediaries to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent will each receive reasonable and customary compensation for their respective services and will be reimbursed by us for reasonable out-of-pocket expenses. The Information Agent and the Exchange Agent will be indemnified against certain liabilities in connection with the Exchange Offer, including certain liabilities under the federal securities laws.

Under no circumstances will interest by paid on the consideration payable for Series G ADSs or Series H ADSs, regardless of extension of, or amendment to, the Exchange Offer or any delay in delivering such consideration. The Company will not pay any fees or commissions to brokers, other securities intermediaries or other persons for soliciting tenders of Series G ADSs or Series H ADSs in connection with the Exchange Offer. The Company will, however, upon request, reimburse brokers and other securities intermediaries for customary clerical and mailing expenses incurred by them in forwarding materials to their customers. Transfer taxes imposed by the United States or the Marshall Islands incident to the transfer of Series G ADSs or Series H ADSs by the tendering holder pursuant to the Exchange Offer, if any, will be paid by us, except as otherwise provided in the Offer to Exchange and the related Letter of Transmittal.

Questions regarding the terms of the Exchange Offer, and requests for assistance or for additional copies of the Offer to Exchange and any other required documents, may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Exchange.

Sincerely,

NAVIOS MARITIME HOLDINGS INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF THE COMPANY, THE INFORMATION AGENT, THE EXCHANGE AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFER NOT CONTAINED IN THE OFFER TO EXCHANGE OR THE LETTERS OF TRANSMITTAL.